EXHIBIT 99.1

Hydro Divests Automotive Castings Business

OSLO, Norway, Nov. 27, 2006 (PRIME NEWSWIRE) -- Norsk Hydro ASA has agreed to sell its European automotive castings business to the Mexican group Nemak. In addition Hydro, the Norwegian energy and aluminium group, will sell its share in a Mexican castings plant to the joint venture partner Grupo Industrial Saltillo. The business primarily focuses on engine blocks and cylinder heads. The divestment of the castings business is a major element in the ongoing restructuring of Hydro's downstream aluminium portfolio.

"Our automotive castings operations are in the forefront in the industry and have delivered strong results. As Hydro is reducing its engagement in downstream aluminium, I am pleased that we have found good industrial solutions for the castings business to further develop through increasingly global operations," says Svein Richard Brandtzaeg, Hydro Executive Vice President responsible for Aluminium Products.

Hydro has entered into two separate sales agreements for the castings units. Nemak acquires the European castings operations consisting of the units in Dillingen, Germany; Linz, Austria; Gyor, Hungary; and Charlottenberg, Sweden. Grupo Industrial Saltillo S.A.B de CV, GIS, acquires Hydro's 49.99 percent interest in the Mexican joint-venture company Castech S.A. de CV.

The transaction represents an enterprise value for the castings business, consisting of the units now agreed to be sold, of approximately NOK 3.7 billion. The transactions, when closed, will result in a gain for Hydro of approximately NOK 900 million.

The estimated operating revenues for Hydro's European castings business for the full year 2006 is approximately NOK 4 billion. The estimated adjusted EBITDA for Hydro's combined casting operations, including Hydro's share in the Mexican joint venture Castech, for the full year 2006 is NOK 680 million.

The European operations have a total of 2,200 employees, while Castech in Mexico employs 1,000 people. The transaction will require clearance by competition authorities. Upon regulatory approval, the transaction will be closed and the amount will be settled in cash.

The major part of the automotive castings business became a part of Hydro through the acquisition of the German aluminium company VAW in 2002. Hydro's casting business is a leading independent supplier of engine blocks and cylinder heads and other components to the automotive industry in Europe and in North America.

Certain statements contained in this announcement constitute 'forward-looking information' within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the 'safe harbors' within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by 'expected', 'scheduled', 'targeted', 'planned', 'proposed', 'intended' or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under 'Risk, Regulation and Other Information - Risk Factors' on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
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